Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, KY  40223

January 6, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:              Mr. John P. Nolan
                                 Senior Assistant Chief Accountant

Re:          Porter Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 30, 2015
Form 10-Q for the Period Ended September 30, 2015
Filed November 12, 2015
File No. 001-33033
Response to Staff Comments

Dear Mr. Nolan:

Porter Bancorp, Inc. ("Porter") hereby submits the following responses to the comments in the letter from the Commission's staff dated December 21, 2015.

Form 10-Q for the fiscal quarter ended September 30, 2015
Notes to the Consolidated Financial Statements; Note 13 - Contingencies, page 35

Comment:

1.
In regard to the Signature Point litigation, please tell us the amount of the loss accruals recorded and how these amounts were determined, at both the December 31, 2013 and 2014 fiscal year ends as well as the respective interim quarters of fiscal 2015.

Response:
In regard to the Signature Point litigation, our loss accruals were $1,515,000 at December 31, 2013, $1,745,000 at December 31, 2014, $1,790,000 at March 31, 2015, $1,835,000 at June 30, 2015, and $1,880,000 at September 30, 2015.  The loss accrual at each period end represents the accrual of the full $1,515,000 of the compensatory damages awarded by the jury plus interest at the statutory rate through the end of each period.

In accordance with the guidance provided in ASC 450-20-25, and after consultation with its legal counsel engaged for the appeal of the verdict, Porter concluded that it was not probable the full amount of the compensatory damages awarded by the jury would be overturned. Therefore, a liability was accrued for the full $1,515,000 of compensatory damages awarded, plus statutory interest.

After conferring with its legal counsel for the appeal, Porter concluded that the jury verdict for punitive damages was contrary to law, unsupported, excessive, and otherwise inappropriate. Based on this advice, Porter concluded it was probable that the verdict amount for $5.5 million in punitive damages would be overturned by the appeals court, and therefore it was not probable that the $5.5 million in punitive damages would become an actual liability. We will continue to update our disclosures in future periodic filings to reflect any changes with the litigation status.

Securities and Exchange Commission
January 6, 2016

Form 10-Q for the fiscal quarter ended September 30, 2015
Notes to the Consolidated Financial Statements; Note 13 - Contingencies, page 36

Comment:

2.
In regard to the AIT Laboratories litigation, please tell us the amount of the loss accruals recorded and how these amounts were determined, at December 31, 2014 and at each respective interim quarter of 2015.

Response:
In accordance with ASC 450-20-25, our loss accruals for the AIT Laboratories litigation were $50,000 at December 31, 2014 and at the end of each respective interim quarter of 2015, as we believe this to be a reasonable estimate of the probable liability incurred.  Porter’s accruals have been equal to the amount that Porter was offering to settle the litigation as of the end of each period.

After conferring with our legal advisors, we believe we have meritorious defenses against the claims made in the litigation and believe that this litigation can be settled without further material impact to Porter, based on the indemnity obligation provided to Porter by AIT Laboratories, coverage provided by Porter’s insurance policy, ongoing confidential settlement discussions among the parties to the litigation, and Porter’s experience in a similar matter (Miller’s Health Systems) as disclosed in footnote 13. We will continue to update our disclosures in future periodic filings to reflect any changes with the litigation status.

Form 10-Q for the fiscal quarter ended September 30, 2015
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment:

3.
Please tell us the accounting literature followed and how you determined the amount of the gain recorded in conjunction with the common equity for debt exchange which occurred on September 30, 2015.  Also, please tell us the accounting literature followed in accounting for the shares acquired and contributed to the wholly-owned subsidiary of the company by two directors.

Response:
In accordance with the guidance provided in ASC 470-50-40-2, the difference between the reacquisition price and the net carrying amount of extinguished debt shall be recognized currently in income in the period of extinguishment as a gain and identified as a separate item.  The literature also notes that extinguishment transactions between related parties may be in essence capital transactions.

In the transaction with the unrelated third party, an $883,000 gain was determined based upon the difference in the $560,000 fair value of the common shares issued and the $1,443,000 book value of the debt securities and accrued interest thereon tendered to Porter by the unrelated third party on the date of closing.  The fair value of the shares issued to the unrelated third party was computed by multiplying the 400,000 shares issued by $1.40 per share, which was the NASDAQ closing price of Porter’s common stock on September 30, 2015 which was the date of the transaction.

In the transaction with the related party directors, Porter issued 400,000 common shares to a director and 400,000 non-voting common shares to a second director in exchange for debt securities (including accrued interest) having a book value of $2,887,000.  In accordance with ASC 470-50-40-2 and SEC Guidance 405-20-40-1.J, the transactions with the related party directors were accounted for as capital transactions whereby the book value of the liability in the amount of $2,887,000 was transferred to common equity.

Securities and Exchange Commission
January 6, 2016

Porter Bancorp, Inc. hereby acknowledges that:

●	Porter Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

●	Porter Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (502) 499-4773 if you have any questions or require any further information with respect to this matter.

Sincerely,

Phillip W. Barnhouse
Chief Financial Officer

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